Exhibit 12-B


                  CHRYSLER CORPORATION ENTERPRISE AS A WHOLE
             COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES
                  AND PREFERRED STOCK DIVIDEND REQUIREMENTS

                                                          Nine Months Ended
                                                            September 30,
                                                             (Unaudited)
                                                        --------------------
                                                         1994         1993
                                                        -------      -------
                                                        (dollars in millions)
Net earnings from continuing operations
 before cumulative effect of changes
  in accounting principles                              $ 2,545      $ 1,638
       Add back:
          Taxes on income                                 1,654          976
          Fixed charges                                     944        1,105
          Amortization of previously
           capitalized interest                              66           71
       Deduct:
          Capitalized interest                              131          130
          Undistributed earnings from
           less than fifty-percent owned
           affiliates                                        11            4
                                                        -------      -------

             Earnings available for fixed charges       $ 5,067      $ 3,656

       Fixed charges:
          Interest expense                              $   697      $   863
          Interest expense of unconsolidated
           subsidiaries                                       0            0
          Capitalized interest                              131          130
          Credit line commitment fees                         8            7
          Interest portion of rent expense                  108          105
          Gross up of preferred stock dividends of
           majority-owned subsidiaries (CFC) to a
           pre-tax basis                                      0            0
                                                        -------      -------

               Total fixed charges                      $   944      $ 1,105

Ratio of earnings to fixed charges                         5.37         3.31

Preferred stock dividend requirements                        99           95

Ratio of earnings to fixed charges and
 preferred stock dividend requirements                     4.86         3.05

Equity taken up in earnings of less than
  fifty-percent owned affiliates                        $    11      $     4
Deduct - Dividends paid by affiliates                         0            0
                                                        -------      -------
 Undistributed earnings from
  less than fifty-percent owned affiliates              $    11      $     4

For the purpose of computing the ratios of earnings to fixed charges and preferred stock dividends, earnings are determined by adding back fixed charges to consolidated earnings from continuing operations (including equity in net earnings of unconsolidated subsidiaries) before taxes on income and excluding undistributed earnings from less than fifty-percent owned affiliates. Fixed charges consist of interest expense, credit line commitment fees, interest portion of rental expense and the preferred stock dividend requirements of its majority-owned subsidiaries increased to an amount representing the pre-tax earnings that would be required to cover such dividend requirements.